Exhibit 99.1

Financial Statements

Avalon Rare Metals Inc.

For the Three Months and Six Months Ended February 28, 2011

Unaudited

INDEX

Balance Sheets	1

Statements of Operations and Deficit	2

Statements of Comprehensive Loss	3

Cash Flow Statements	4

Notes to the Financial Statements	5 - 22

Avalon Rare Metals Inc.
Balance Sheets
As at February 28, 2011 and August 31, 2010
Unaudited
Continued under the Canada Business Corporations Act
	February 28,	August 31,
	2011	2010
	(Unaudited)	(Audited)

Assets

Current Assets

Cash and cash equivalents	$36,001,397	$6,932,125
Short term guaranteed investment certificates	1,000,753	-
Receivables	1,144,628	1,057,660
Prepaid expenses and deposits	465,898	194,080
	38,612,676	8,183,865

Resource Properties (note 4)	41,032,083	32,646,738

Property, Plant and Equipment	934,976	696,112

	$80,579,735	$41,526,715

Liabilities

Current Liabilities

Accounts payable	$3,027,152	$2,178,140

Shareholders’ Equity

Share Capital (note 5)	100,554,836	58,263,175

Contributed Surplus (note 6)	7,784,979	7,967,053

Deficit	(30,787,232)	(26,881,653)

	77,552,583	39,348,575

	$80,579,735	$41,526,715

The accompanying notes form an integral part of these unaudited financial statements.

Approved on behalf of the Board

“Donald S. Bubar”	, Director	“Brian MacEachen”	, Director

Avalon Rare Metals Inc.
Statements of Operations and Deficit
For the Periods Ended February 28, 2011 and February 28, 2010
Unaudited
	Six Months Ended		Three Months Ended
	February 28,	February 28,	February 28,	February 28,
	2011	2010	2011	2010

Revenue
Interest income	$231,216	$39,959	$137,529	$16,688

Expenses
Amortization	75,529	23,420	39,554	13,054
Consulting fees	93,320	86,086	77,680	70,349
Directors’ fees	97,850	36,900	42,900	25,900
Insurance	78,707	35,762	56,583	18,313
Interest and financing costs	9,513	4,575	8,287	2,005
Office and general	36,674	51,876	21,817	18,326
Professional fees	285,732	104,890	182,825	27,624
Public and investor relations	454,993	435,538	263,858	207,026
Rent and utilities	126,668	68,644	63,584	40,343
Salaries and benefits	739,085	268,826	469,702	149,847
Shareholders’ information	99,950	42,023	94,850	30,771
Stock-based compensation	1,656,418	1,265,594	1,124,959	581,413
Transfer and filing fees	250,735	148,664	118,881	67,738
Travel	131,621	122,988	52,129	50,059

	4,136,795	2,695,786	2,617,609	1,302,768

Loss before the Undernoted Item	(3,905,579)	(2,655,827)	(2,480,080)	(1,286,080)

Loss on Sale of Investments	-	(9,837)	-	(9,837)

Loss before Income Taxes	(3,905,579)	(2,665,664)	(2,480,080)	(1,295,917)

Future Income Tax Recoveries (note 8)	-	540,203	-	-

Net Loss for the Period	(3,905,579)	(2,125,461)	(2,480,080)	(1,295,917)

Deficit - Beginning of Period	(26,881,653)	(22,782,353)	(28,307,152)	(23,611,897)

Deficit - End of Period	$(30,787,232)	$(24,907,814)	$(30,787,232)	$(24,907,814)

Loss per Share, basic and fully diluted	$(0.04)	$(0.03)	$(0.03)	$(0.02)

Weighted Average Number of Common Shares Outstanding,basic and fully diluted	90,747,626	76,733,081	92,992,865	78,695,920

The accompanying notes form an integral part of these unaudited financial statements.

Avalon Rare Metals Inc.
Statements of Comprehensive Loss
For the Periods Ended February 28, 2011 and February 28, 2010
Unaudited
	Six Months Ended		Three Months Ended
	February 28,	February 28,	February 28,	February 28,
	2011	2010	2011	2010

Net Loss for the Period	$(3,905,579)	$(2,125,461)	$(2,480,080)	$(1,295,917)

Other Comprehensive Income
Reclassification of previously unrealized losses on investments available-for-sale to net loss	-	9,486	-	9,486

Comprehensive Loss for the Period	$(3,905,579)	$(2,115,975)	$(2,480,080)	$(1,286,431)

The accompanying notes form an integral part of these unaudited financial statements.

Avalon Rare Metals Inc.
Cash Flow Statements
For the Periods Ended February 28, 2011 and February 28, 2010
Unaudited
	Six Months Ended		Three Months Ended
	February 28,	February 28,	February 28,	February 28,
	2011	2010	2011	2010

Cash Flows from Operating Activities
Cash paid to suppliers and employees	$(2,236,862)	$(1,287,239)	$(1,229,065)	$(947,428)
Interest received	230,463	39,959	136,776	16,688
Interest paid	-	(3,264)	-	(3,264)

	(2,006,399)	(1,250,544)	(1,092,289)	(934,004)

Cash Flows from Financing Activities
Share capital - private placement	27,896,577	16,106,016	-	-
Share capital - exercise of warrants	9,591,358	78,125	847,396	78,125
Share capital - exercise of options	1,292,516	304,730	1,108,410	102,980
Share capital - exercise of brokers’ compensation warrants	1,672,718	-	685,305	-

	40,453,169	16,488,871	2,641,111	181,105

Cash Flows from Investing Activities
Resource property expenditures	(8,063,105)	(5,859,411)	(3,713,449)	(2,575,168)
Resource property - government contributions	-	85,259	-	85,259
Proceeds from sale of investments	-	2,306	-	2,306
Purchase of guaranteed investment certificates	(1,000,000)	-	(1,000,000)	-
Purchase of plant, property and equipment	(314,393)	(65,283)	(49,750)	(54,320)

	(9,377,498)	(5,837,129)	(4,763,199)	(2,541,923)

Change in cash and cash equivalents	29,069,272	9,401,198	(3,214,377)	(3,294,822)

Cash and cash equivalents - beginning of period	6,932,125	6,003,782	39,215,774	18,699,802

Cash and cash equivalents - end of period	$36,001,397	$15,404,980	$36,001,397	$15,404,980

The accompanying notes form an integral part of these unaudited financial statements.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months and Six Months Ended February 28, 2011
Unaudited

1.	Accounting Policies

These interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles.  These financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company’s annual financial statements.  Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted.  These interim financial statements should be read together with the audited financial statements and the accompanying notes of the Company for the year ended August 31, 2010.

2.	Capital Disclosures

The Company’s capital structure consists of share capital and contributed surplus, including stock options and warrants.

The Company’s objectives when managing capital are as follows:

(i)	to safeguard the Company’s ability to continue as a going concern;
(ii)	to raise sufficient capital to finance its exploration and development activities on its Thor Lake Project; and
(iii)	to raise sufficient capital to meet its general and administrative expenditures, and to explore and develop its other resource properties.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company in light of changes in general economic conditions, the Company’s short term working capital requirements, and its planned exploration and development program expenditure requirements.

As the Company is in the development stage, its principal source of capital is from the issuance of common shares.  In order to achieve its objectives, the Company expects it will be required to spend its existing working capital and raise additional funds as required.

The Company does not have any externally imposed capital requirements and there were no changes to the Company’s approach to capital management during the six months ended February 28, 2011.

3.	Financial Instruments

The Company has classified its financial instruments as follows:

Financial Instrument	Classification	Accounting Treatment

Cash and cash equivalents	Held for trading	Fair value through statement of operations
Short term guaranteed investment certificates	Held for trading	Fair value through statement of operations
Receivables	Loans and receivables	Amortized cost
Investments available for sale	Available-for-sale	Fair value through other comprehensive income
Accounts payable	Other financial liabilities	Amortized cost

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months and Six Months Ended February 28, 2011
Unaudited

3.	Financial Instruments (continued)

Cash and cash equivalents include bank deposits and highly liquid short term money market investments such as bankers acceptance notes, treasury bills and guaranteed investment certificates which on acquisition are redeemable in less than three months.

Short term guaranteed investment certificates include guaranteed investment certificates which on acquisition are non-redeemable for at least three months but have a term of less than a year.

CICA section 3862 establishes a fair value hierarchy that reflects the significance of inputs used in making fair value measurements as follows:

Level 1	quoted prices in active markets for identical assets or liabilities;
Level 2	inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. from derived prices); and
Level 3	inputs for the asset or liability that are not based upon observable market data.

Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.  As at February 28, 2011, the Company’s cash and cash equivalents and short term guaranteed investment certificates are classified as Level 1.

Fair values

Except as disclosed elsewhere in these financial statements, the carrying amounts for the Company’s financial instruments approximate their fair values because of the short-term nature of these items.

The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit risk

The Company is not exposed to any significant credit risk as at February 28, 2011.  The Company’s cash and cash equivalents and short term guaranteed investment certificates are either on deposit with two highly rated banking groups in Canada or invested in bankers acceptance notes or guaranteed investment certificates issued by two highly rated Canadian banking groups.  The Company’s receivables primarily consist of Goods and Services Tax/Harmonized Sales Tax receivable and Investment Tax Credits receivable and are therefore not subject to significant credit risk.

Liquidity risk

Liquidity risk is the risk that an entity will not be able to meet its financial obligations as they come due. The Company has sufficient funds to cover its working capital requirements for at least the next fifteen months.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months and Six Months Ended February 28, 2011
Unaudited

3.	Financial Instruments (continued)

Market risk

(i)	Interest rate risk

The Company has significant cash and cash equivalents balances and it has no interest-bearing debt.  The Company’s current policy is to invest its excess cash in highly liquid money market investments such as bankers acceptance notes, treasury bills and guaranteed investment certificates.  These short term money market investments are subject to interest rate fluctuations.

(ii)	Foreign currency risk

The Company’s functional currency is primarily the Canadian dollar.  The majority of the Company’s purchases are transacted in Canadian dollars.  As at February 28, 2011, the Company had cash of US$1,041,137 and accounts payable of US$216,192 denominated in US currency.

(iii)	Price risk

The prices of metals and minerals fluctuate widely and are affected by many factors outside of the Company’s control.  The prices of metals and minerals and future expectation of such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies.  This in turn may impact the Company’s ability to raise equity financing for its long term working capital requirements.

Sensitivity analysis

Based on management’s knowledge and experiences of the financial markets, the Company’s management believes the following movements are “reasonably possible” over a three and six month period.

As at February 28, 2011, approximately 89% of the Company’s cash and cash equivalents and guaranteed investment certificates is at fixed interest rates beyond the next three months and is not subject to interest rate fluctuations within the next three months.  The balance of the Company’s cash and cash equivalents is subject to interest rate fluctuations.  Sensitivity to a plus or minus 25 basis points change in rates would not have any significant effect on the Company’s net loss over a three month or a six month period.

The Company had cash of US$1,041,137 and accounts payable of US$216,192 denominated in US currency as at February 28, 2011 and its anticipated expenditures transacted in US dollars for the next three and six months periods is approximately US$450,000 and US$880,000.  If the Canadian Dollar weakens (or strengthens) 5% against the United States Dollar with other variables held constant, the Company’s expenditures would decrease (or increase) by approximately $22,500 over a three month period and would increase (or decrease) by approximately $44,000 over a six month period, each offset by a foreign exchange gain (or loss) of approximately $40,000.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months and Six Months Ended February 28, 2011
Unaudited

4.	Resource Properties

	For the Six Months Ended February 28, 2011
	Separation
	Rapids	Warren	Thor Lake	East
	Lithium-	Township	Rare	Kemptville
	Tantalum	Anorthosite	Metals	Rare Metals
	Project	Project	Project	Project	Other	Total

Property costs	$-	$-	$-	$-	$-	$-
Community consultation	-	-	230,260	-	-	230,260
Diamond drilling	-	-	4,317,261	-	-	4,317,261
Environmental studies/permitting	1,500	-	723,035	-	-	724,535
Feasibility/engineering studies	-	-	1,004,258	-	-	1,004,258
Geochemical	-	-	-	-	-	-
Geology	264	-	469,454	19,350	10,833	499,901
Geophysical	-	-	-	-	-	-
Linecutting	-	-	-	-	-	-
Metallurgical/market studies	2,052	250	1,578,776	-	-	1,581,078
Other	2,928	3,600	21,524	-	-	28,052

Net current expenditures	6,744	3,850	8,344,568	19,350	10,833	8,385,345

Balance - August 31, 2010	3,880,260	1,198,787	26,210,251	1,357,440	-	32,646,738

Balance – February 28, 2011	$3,887,004	$1,202,637	$34,554,819	$1,376,790	$10,833	$41,032,083

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months and Six Months Ended February 28, 2011
Unaudited

4.	Resource Properties (continued)

	For the Three Months Ended February 28, 2011
	Separation
	Rapids	Warren	Thor Lake	East
	Lithium-	Township	Rare	Kemptville
	Tantalum	Anorthosite	Metals	Rare Metals
	Project	Project	Project	Project	Other	Total

Property costs	$-	$-	$-	$-	$-	$-
Community consultation	-	-	132,479	-	-	132,479
Diamond drilling	-	-	1,712,552	-	-	1,712,552
Environmental studies/permitting	-	-	343,935	-	-	343,935
Feasibility/engineering studies	-	-	507,783	-	-	507,783
Geochemical	-	-	-	-	-	-
Geology	264	-	235,746	12,113	8,910	257,033
Geophysical	-	-	-	-	-	-
Linecutting	-	-	-	-	-	-
Metallurgical/market studies	1,650	-	758,412	-	-	760,062
Other	1,664	3,600	21,524	-	-	26,788

Net current expenditures	3,578	3,600	3,712,431	12,113	8,910	3,740,632

Balance – November 30, 2010	3,883,426	1,199,037	30,842,388	1,364,677	1,923	37,291,451

Balance – February 28, 2011	$3,887,004	$1,202,637	$34,554,819	$1,376,790	$10,833	$41,032,083

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months and Six Months Ended February 28, 2011
Unaudited

5.	Share Capital

a)	Authorized

The Company is presently authorized to issue an unlimited number of common shares without par value.  The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

b)	Common Shares Issued and Outstanding:

		Number	Amount

Balance - August 31, 2010		79,104,270	$58,263,175
Issued pursuant to:	private placement	9,240,000	26,644,464
	exercise of warrants	3,720,913	12,717,494
	exercise of options	881,150	2,724,717
	exercise of brokers’ compensation warrants	611,190	2,302,807
Commission - cash paid		-	(1,598,737)
Commission - compensation warrants issued		-	(204,835)
Issuance costs paid		-	(294,249)

Balance – February 28, 2011		93,557,523	$100,554,836

During the six months ended February 28, 2011, the Company:

i)
completed a short form prospectus offering and issued 9,240,000 units at a price of $3.25 per unit for gross proceeds of $30,030,000 (“2010 Offering”).  Each unit consists of one common share and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to acquire one common share at a price of $3.60 until September 30, 2011 (the “Unit”).

Of the unit price of $3.25, $2.8836 was allocated to the common share component of the Unit and the balance of $0.3664 was allocated to the warrant component of the Unit.  These values were calculated on a pro rata basis based on the closing trading price of the Company’s common shares on the date of the Offering Agreement which was $3.58, and the estimated fair value of a whole Warrant of $0.9099 (which was estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.39%; expected life of 1.0 years; and expected volatility of 64%).

In connection with the 2010 Offering, the Company paid cash commissions totalling $1,801,800 and issued 277,200 warrants (“Brokers’ Compensation Warrants”) to the underwriters of the 2010 Offering.  Each Brokers’ Compensation Warrant entitles the holder to purchase one Unit for a period of 12 months following September 30, 2010 at the exercise price of $3.25 per Unit.  The estimated fair value of the Brokers’ Compensation Warrants totalled $230,852.  The fair values of the Broker Warrants were estimated using the Black-Scholes pricing model, with the following assumptions: expected dividend yield of Nil; risk free interest rate of 1.39%; expected life of 1.0 years; and expected volatility of 64%.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months and Six Months Ended February 28, 2011
Unaudited

5.	Share Capital (continued)

The Company also paid other cash issuance costs of $331,623 in connection to the 2010 Offering.

The total transaction costs of $2,364,275 (including cash commissions, the estimated fair value of the Brokers’ Compensation Warrants and other cash issuance costs) has been allocated to the common shares and the warrants on a pro rata basis based on the fair values of the common shares and the warrants.

ii)
issued 3,720,913 common shares pursuant to the exercise of an equivalent number of share purchase warrants for cash proceeds of $9,591,358.  The estimated fair value at issuance of these warrants was $3,126,136, and this amount has been added to the recorded value of the issued shares;

iii)
issued 881,150 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $1,292,516.  The estimated fair value at issuance of these options was $1,432,201, and this amount has been added to the recorded value of the issued shares; and

iv)
issued 611,190 common shares and 305,595 warrants pursuant to the exercise of 611,190 brokers’ compensation warrants for cash proceeds of $1,672,718.  191,250 of these warrants were exercised and have been included in note 5bii) above, and the remaining 114,345 warrants are exercisable at the price of $3.60 per share until September 30, 2011.  The estimated fair value at issuance of these compensation warrants was $707,287, of which $630,089 has been added to the recorded value of the issued shares and the balance of $77,198 has been allocated to the 114,345 outstanding warrants.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months and Six Months Ended February 28, 2011
Unaudited

6.	Contributed Surplus

	Number	Amount
Warrants
Balance - August 31, 2010	3,372,500	$3,035,519
Issued pursuant to a private placement (note 5b)	4,620,000	3,385,536
Issued upon exercise of brokers’ compensation warrants	305,595	77,198
Exercised	(3,720,913)	(3,126,136)
Commission - cash paid(note 5b)	-	(203,063)
Commission - compensation warrants issued (note 5b)	-	(26,017)
Issuance costs paid (note 5b)	-	(37,374)

Balance - February 28, 2011	4,577,182	$3,105,663

Stock Options
Balance - August 31, 2010	5,556,400	$2,951,086
Granted	625,000	-
Exercised	(881,150)	(1,432,201)
Fair value of options recognized in the period	-	1,656,418

Balance - February 28, 2011	5,300,250	$3,175,303

Brokers’ Compensation Warrants
Balance - August 31, 2010	450,000	$608,040
Issued pursuant to a private placement (note 5b)	277,200	230,852
Exercised	(611,190)	(707,287)

Balance - February 28, 2011	116,010	$131,605

Cancelled/Expired Warrants and Options
Balance - as at August 31, 2010 and February 28, 2011		$1,372,408

		$7,784,979

a)	Warrants

As at February 28, 2011, the Company had the following warrants issued and outstanding:

i)	68,850 warrants entitling the holder to purchase one common share at $3.00 per share, expiring September 17, 2011; and

ii)	4,508,332 warrants entitling the holder to purchase one common share at $3.60 per share, expiring September 30, 2011.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months and Six Months Ended February 28, 2011
Unaudited

6.	Contributed Surplus (continued)

During the six months ended February 28, 2011, share purchase warrants were issued and exercised as follows:

	Number		Weighted
	of		Average
	Warrants		Exercise Price

Balance - August 31, 2010	3,372,500	(1)	$3.00
Issued pursuant to a private placement	4,620,000		3.60
Issued upon exercise of brokers’ compensation warrants	305,595		2.94
Exercised	(3,720,913	)(1)(2)	2.58

Balance - February 28, 2011	4,577,182		$3.59

(1)
3,329,000 of these warrants were eligible for the reduced exercise price of $2.51 per share for the period from September 1, 2010 to September 30, 2010 and 3,303,650 of these warrants were exercised at the reduced exercise price of $2.51 per share.

(2)	Included the 180,000 warrants issued upon exercise of the brokers’ compensation warrants, which were exercised at the reduced exercise price of $2.51 per share.

b)	Stock Option Plan

The shareholders have approved a Stock Option Plan (the “Plan”) that provides for the issue of up to 10% of the number of issued and outstanding common shares of the Company to eligible employees, directors and service providers of the Company.

The Plan authorizes the granting of options to purchase shares of the Company’s common stock at an option price equal to or greater than the closing price of the shares for either the trading day prior to the grant or the day of the grant.  The options generally vest over a period of one to four years, and generally have a term of two to five years (but can have a maximum term 10 years).

During the six months ended February 28, 2011, stock options were granted and exercised as follows:

	Number	Weighted
	of	Average
	Options	Exercise Price

Balance - August 31, 2010	5,556,400	$1.63
Granted	625,000	4.50
Exercised	(881,150)	1.47

Balance - February 28, 2011	5,300,250	$2.00

Vested options included in outstanding options above - February 28, 2011	2,050,250	$1.41

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months and Six Months Ended February 28, 2011
Unaudited

6.	Contributed Surplus (continued)

During the six months ended February 28, 2011, the Company granted:

i)
25,000 stock options to a new member of the Company’s technical advisory committee.  Each option entitles the holder to purchase one common share of the Company at a price of $3.63 per share until September 27, 2015.  These options vest at the rate of 25% every twelve months following September 27, 2010.  The estimated fair value of these options totalled $68,388 and this amount is being amortized and expensed as stock-based compensation over the vesting terms;

ii)
an aggregate of 150,000 stock options to two new employees of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $3.52 per share until October 1, 2015.  These options vest at the rate of 25% every twelve months following the commencement of their employments with the Company.  The estimated fair value of these options totalled $388,605 and this amount is being amortized and expensed as stock-based compensation over the vesting terms; and

iii)
50,000 stock options to a new employee of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $3.37 per share until November 19, 2015.  These options vest at the rate of 25% every twelve months following the commencement of this person’s employment with the Company.  The estimated fair value of these options totalled $116,140 and this amount is being amortized and expensed as stock-based compensation over the vesting terms.

iv)
50,000 stock options to a new employee of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $3.77 per share until December 2, 2015.  These options vest at the rate of 25% every twelve months following the commencement of this person’s employment with the Company.  The estimated fair value of these options totalled $132,450 and this amount is being amortized and expensed as stock-based compensation over the vesting terms;

v)
150,000 stock options to an officer of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $4.07 per share until December 21, 2015.  75,000 of these options are vested and the remaining 75,000 will be vested on December 21, 2011.  The estimated fair value of these options totalled $419,640 and this amount is being amortized and expensed as stock-based compensation over the vesting terms;

vi)
100,000 stock options to a new employee of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $6.57 per share until December 30, 2015.  These options vest at the rate of 25% every twelve months following the commencement of this person’s employment with the Company; The estimated fair value of these options totalled $461,170 and this amount is being amortized and expensed as stock-based compensation over the vesting terms; and

vii)
an aggregate of 100,000 stock options to two consultants of the Company.  Each option entitles the holder to purchase one common share of the Company at a price of $5.70 per share until January 17, 2013.  These options vest at the rate of 25% every three months following January 17, 2011.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months and Six Months Ended February 28, 2011
Unaudited

6.	Contributed Surplus (continued)

During the six months ended February 28, 2011, the Company recorded stock-based compensation expense of $1,656,418 related to stock options.

The fair value of stock options to employees and directors was estimated at the grant date and the options to service providers were estimated at the service completion date based on the Black-Scholes pricing model, using the following weighted average assumptions:

Expected dividend yield	Nil
Risk-free interest rate	2.14%
Expected life	4.3 years
Expected volatility	91%

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate and, therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

As at February 28, 2011, the following options were outstanding:

	Number of Options		Weighted Average
Option Price	Unvested	Vested	Remaining Contractual Life

$6.57	100,000	-	4.8 years
$5.70	100,000	-	1.9 years
$4.07	75,000	75,000	4.8 years
$3.77	50,000	-	4.8 years
$3.63	25,000	-	4.6 years
$3.52	150,000	-	4.6 years
$3.37	50,000	-	4.7 years
$2.80	131,250	-	3.5 years
$2.76	50,000	25,000	1.5 years
$2.52	175,000	-	4.1 years
$2.51	300,000	50,000	3.7 years
$2.36	18,750	250	3.9 years
$2.35	287,500	12,500	2.9 years
$2.32	100,000	-	4.3 years
$2.25	175,000	-	4.2 years
$2.14	25,000	25,000	1.3 years
$2.00	400,000	-	4.3 years
$1.82	56,250	168,750	1.8 years
$1.80	12,500	37,500	1.5 years
$1.61	125,000	300,000	1.3 years
$1.54	168,750	156,250	2.5 years
$1.41	150,000	50,000	3.2 years
$1.20	250,000	475,000	1.7 years
$0.98	-	175,000	0.9 years
$0.80	-	300,000	0.6 years
$0.75	200,000	200,000	3.0 years
$0.55	75,000	-	3.1 years

	3,250,000	2,050,250

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months and Six Months Ended February 28, 2011
Unaudited

6.	Contributed Surplus (continued)

c)	Brokers’ Compensation Warrants

As at February 28, 2011, the Company had the following brokers’ compensation warrants issued and outstanding:

i)
67,500 brokers’ compensation warrants.  Each brokers’ compensation warrant entitles the holder to purchase one unit of the Company at a price of $2.43 per unit.  Each unit consists of one common share of the Company and a half warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.00 per common share, and expires on September 17, 2011; and

ii)
48,510 brokers’ compensation warrants.  Each brokers’ compensation warrant entitles the holder to purchase one unit of the Company at a price of $3.25 per unit.  Each unit consists of one common share of the Company and a half warrant. Each whole warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.60 per common share, and expires on September 30, 2011.

7.	Related Party Transactions

During the six months ended February 28, 2011, the Company:

a)	incurred consulting fees of $18,000 with an officer. As at February 28, 2011, accounts payable included $3,390 payable to this officer;

b)	incurred consulting fees of $28,702 with a person who is related to an officer, which were deferred as resource property costs;

c)	incurred consulting fees of $81,250 with a company owned by an officer, of which $56,250 were deferred as resource property costs; and

d)	incurred rental fees of $12,350 for an apartment in Yellowknife, N.T. with a company owned by a director, which were deferred as resource property costs.

8.	Recent Accounting Pronouncements

Recent accounting pronouncements issued and not yet effective:

Business combinations

In January 2009, the CICA published Section 1582, “Business Combinations” to replace Section 1581. The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are to be expensed.  This standard becomes effective January 1, 2011, and early adoption is permitted.  This new standard is expected to only have an impact on the financial statements for future acquisitions that will be made in periods subsequent to the of date adoption.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months and Six Months Ended February 28, 2011
Unaudited

8.	Recent Accounting Pronouncements (continued)

Consolidated financial statements and non-controlling interests

In January 2009, the CICA published Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-controlling Interests” replacing Section 1600.  Section 1601 carries forward guidance from Section 1600 with the exception of non-controlling interests, which are addressed in a separate section. This standard requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions.  These standards become effective January 1, 2011, and early adoption is permitted.  The Company currently does not have any significant equity investment in other entities and therefore the application of this new standard is not expected to have any impact on the financial statements of the Company.

International Financial Reporting Standards (“IFRS”)

The CICA plans to incorporate IFRS into the CICA Handbook as a replacement for current Canadian Generally Accepted Accounting Principles for most publicly accountable enterprises effectively for fiscal years beginning on or after January 1, 2011.  The Company thus will apply IFRS in fiscal 2012.  The Company will require restatement for comparative purposes of amounts reported by the Company for the year ending August 31, 2011 and accordingly the Company will need to prepare an opening balance sheet, in accordance with IFRS, as at September 1, 2010.  While the Company has begun assessing the adoption of IFRS for 2011, the full financial reporting impact of the transition to IFRS has not been determined at this time.

The Company has identified a three-phase transition plan: initial diagnostic assessment and scoping, in-depth analysis and assessment, and implementation.  The initial diagnostic assessment and scoping includes the identification of significant differences between existing Canadian GAAP and IFRS as relevant to the Company’s specific situation.  The initial assessment will be followed by an in-depth analysis and assessment which includes the identification, evaluation and selection of the accounting policies necessary for the Company to changeover to IFRS.  This phase will also identify all internal procedures and systems that have to be updated in order for the Company to comply with IFRS requirements.  In the third phase, the Company will implement the accounting changes and the required modifications to internal procedures, controls and systems.

As at February 28, 2011, the Company is in the process of completing phase two of its transition plan and has identified the areas that potentially have significant impact on the Company’s financial reports: exploration expenditures, stock-based compensation and income taxes.  At this time, the Company has not determined the full financial impact of the transition to IFRS.  In addition, the Company anticipates a significant increase in disclosure requirements under IFRS and such requirements are also being evaluated along with the necessary system changes required to gather, process and review such disclosure.  The Company does not anticipate any significant changes to its information technology, internal controls over financial reporting, disclosure controls and procedures or its business activities as a result of the conversion to IFRS.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months and Six Months Ended February 28, 2011
Unaudited

9.	Differences between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A description of United States generally accepted accounting principles and practices (collectively “U.S. GAAP”) that result in material measurement and disclosure differences from Canadian GAAP is as follows:

Balance Sheets

The impact of the differences between Canadian GAAP and U.S. GAAP on the balance sheet line items is as follows:

	February 28,	August 31,
	2011	2010
Assets
Resource properties under Canadian GAAP	$41,032,083	$32,646,738
Resource property expenditures expensed under U.S. GAAP	(40,554,675)	(32,169,330)

Resource properties under U.S. GAAP	$477,408	$477,408

Shareholders’ Equity
Closing shareholders’ equity under Canadian GAAP	$77,552,583	$39,348,575
Adjustment to deficit for resource property expenditures expensed under U.S. GAAP	(40,554,675)	(32,169,330)

Closing shareholders’ equity U.S. GAAP	$36,997,908	$7,179,245

Statements of Operations and Deficit

The impact of the differences between Canadian GAAP and U.S. GAAP on the statements of operations and deficit is as follows:

	Six Months Ended		Three Months Ended
	February 28,		February 28,
	2011	2010	2011	2010
Net Loss
Net loss under Canadian GAAP	$(3,905,579)	$(2,125,461)	$(2,480,080)	$(1,295,917)
Resource property expenditures expensed under U.S. GAAP (a)	(8,537,345)	(5,924,489)	(3,819,132)	(2,799,943)
Future income tax recoveries - flow-through shares (b)	-	(540,203)	-	-
Research & Development - ITC (e)	152,000	75,500	78,500	39,500

Net loss under U.S. GAAP	$(12,290,924)	$(8,514,653)	$(6,220,712)	$(4,056,360)

Basic and Diluted Loss Per Share - U.S. GAAP	$(0.14)	$(0.11)	$(0.07)	$(0.05)

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months and Six Months Ended February 28, 2011
Unaudited

9.	Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

Cash Flow Statements

The impact of the differences between Canadian GAAP and U.S. GAAP on the cash flow statement line items is as follows:

	Six Months Ended		Three Months Ended
	February 28,		February 28,
	2011	2010	2011	2010
Cash flows - Operating Activities
Cash used in operating activities - Canadian GAAP	$(2,006,399)	$(1,250,544)	$(1,092,289)	$(934,004)
Net cash used for resource property expenditures	(8,063,105)	(5,774,152)	(3,713,449)	(2,489,909)

Cash used in operating activities - U.S. GAAP	$(10,069,504)	$(7,024,696)	$(4,805,738)	$(3,423,913)

Cash flows - Investing Activities
Cash used in investing activities - Canadian GAAP	$(9,377,498)	$(5,837,129)	$(4,763,199)	$(2,541,923)
Net cash used for resource property expenditures under Canadian GAAP	8,063,105	5,774,152	3,713,449	2,489,909

Cash used in investing activities - U.S. GAAP	$(1,314,393)	$(62,977)	$(1,049,750)	$(52,014)

a)	Resources Properties

Under Canadian GAAP, acquisition costs of resource properties together with direct exploration and development expenditures thereon, are carried at cost and written down if the properties are abandoned, sold or if management determines there to be an impairment in value.

Under U.S. GAAP, expenditures incurred to acquire interests in resource properties or concessions are capitalized.  However, all exploration and development expenditures relating to mineral properties for which commercial and legal feasibility has not yet been established are expensed as incurred. Accordingly, as at February 28, 2011and August 31, 2010, capitalized acquisition costs under US GAAP are $477,408.

For Canadian GAAP, cash flows relating to resource property costs are reported as investing activities. For U.S. GAAP, these costs are characterized as operating activities.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months and Six Months Ended February 28, 2011
Unaudited

9.	Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

b)	Flow-through Shares

Under Canadian income tax legislation a company is allowed to issue flow-through shares pursuant to which the Company renounces Canadian exploration expenditures to the flow-through share investors for an amount equal to the share issuance price.  Under Canadian GAAP, the Company recognizes a future income tax benefit upon the renouncement of these exploration expenditures for the amount of the future tax value of the expenditures renounced.

Under U.S. GAAP, the gross proceeds from the issuance of flow-through shares are allocated between the offering of the flow-through shares and any premium paid by investors for the benefit to be received in future upon renunciation.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.

The calculated tax benefit is recognized as a liability until the Company has renounced the deductible expenditures, at which time the liability is reversed and is recorded as a tax recovery.  This difference has not been material and has not been recognized for U.S. GAAP purposes.

U.S. GAAP also requires that the portion of the gross proceeds from flow-through shares not yet spent by the Company be disclosed as restricted cash since the funds are required to be spent on exploration in Canada in order to satisfy the requirements of the renunciation.  There were no unspent gross proceeds from flow-through shares as at February 28, 2011 and August 31, 2010.  Accordingly unrestricted cash and cash equivalents under U.S. GAAP would be reduced by $Nil at February 28, 2011 and at August 31, 2010.

c)	Stock Option Compensation

For U.S. GAAP purposes, all share-based payments to employees, including grants of employee stock options, are recognized in results from operations based on the fair values of options expected to vest. In calculating compensation to be recognized, U.S. GAAP requires an estimate for forfeitures. For Canadian GAAP, the Company accounts for forfeitures as they occur.  The effect of forfeitures is not material. Accordingly no adjustments for any of the periods were required.

d)	Income Taxes

Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under U.S. GAAP, deferred tax assets and liabilities are recorded at enacted tax rates.  There were no significant differences between enacted and substantively enacted tax rates for any of the periods presented.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months and Six Months Ended February 28, 2011
Unaudited

9.	Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

Financial Statement Accounting Board (“FASB”) issued FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 109, (now accounting standards codification (“ASC”) 740), which prescribes a recognition threshold and measurement criteria for the financial statement recognition of a tax position taken or expected to be taken in a tax return.  The Company is required to determine whether it is more likely than not that a tax position will be sustained upon examination and such positions that meet this threshold will be measured at the largest amount of the benefit that is greater than 50% likely of being realized upon ultimate settlement.

The Company has reviewed its tax positions and determined that the application of FIN 48 does not result in any material adjustment for U.S. GAAP purposes.

e)	Research and Development and Investment Tax Credits

Under Canadian GAAP, research and development expenditures are capitalized if the development activities meet certain criteria, including reasonable assurance regarding future benefits.  Investment tax credits on eligible research and development expenditures that are non-refundable are treated as a reduction of the expenditure.

Under U.S. GAAP, research and development expenditures are expensed in the period that it is incurred. Investment tax credits are treated as income tax benefits or as a reduction on income tax expense.

f)	Accounts Payable

Under U.S. GAAP, the components of accounts payable have to be reported separately on the balance sheet.  Accordingly, the amount of accounts payable consists of trade payable of $2,695,257 (August 31, 2010 - $2,010,128) and accrued liabilities of $331,895 (August 31, 2010 - $168,012) as at February 28, 2011.

g)	Recently Issued Accounting Pronouncements

In June 2009, FASB issued FAS 167, Amendments to FASB Interpretation No. 46(R) (“FAS 167”) (Accounting Standards Codification subtopic 810-10).  FAS 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity.  FAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions.  FAS 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited.  The Company’s adopted this new standard on September 1, 2010.  The application of this standard had no impact on the Company’s financial statements.

Avalon Rare Metals Inc.
Notes to the Financial Statements
For the Three Months and Six Months Ended February 28, 2011
Unaudited

9.	Differences between Canadian and United States Generally Accepted Accounting Principles (continued)

In January 2010, FASB issued Accounting Standards Update No. 2010-06, “Fair Value Measurements Disclosures” which amends Sub topic 820-10.  This amendment requires new disclosures for fair value measurements and provides clarification of existing disclosure requirements.  This update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuance and settlements to be presented separately (that is on a gross basis rather than net) in the reconciliation of fair value measurement using significant unobservable inputs (Level 3 inputs).  This update clarifies existing disclosure requirements for the level of disaggregation of classes of assets and liabilities measured at fair value, and it requires disclosures about inputs and valuation techniques used to measure fair value for both recurring fair value measurement using Level 2 and Level 3 inputs.  The application of this standard had no impact on the Company’s financial statements.

10.	Subsequent Events

Subsequent to the six months ended February 28, 2011, the Company:

a)	issued 100,000 common shares pursuant to the exercise of an equivalent number of stock options for cash proceeds of $131,750;

b)	issued 3,465 common shares pursuant to the exercise of an equivalent number of warrants for cash proceeds of $12,474; and

c)
issued 41,927 common shares and 20,963 warrants pursuant to the exercise of an equivalent number of brokers’ compensation warrants for cash proceeds of $136,263.  Each warrant entitles the holder to purchase one additional common share of the Company, at a price of $3.60 per common share, and expires on September 30, 2011.